UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pier 1 Imports, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

720279108

(CUSIP Number)

Michael J. Satzberg

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 28, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) SCSF Equities, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sun Capital Securities Offshore Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sun Capital Securities Fund, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sun Capital Securities Advisors, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Sun Capital Securities, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Marc J. Leder

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 720279108

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodger R. Krouse

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (See Item 5)

	8	Shared Voting Power 4,513,732 (See Item 5)

	9	Sole Dispositive Power 0 (See Item 5)

	10	Shared Dispositive Power 4,513,732 (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,513,732 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.99%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 relates to and amends the Statement of Beneficial Ownership on Schedule 13D, initially filed on October 27, 2008 (as amended, the “Schedule 13D”), of SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”),  Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”), with respect to the Common Stock, par value $1.00 per share (the “Common Stock”), of Pier 1 Imports, Inc., a Delaware corporation (the “Issuer”).

Items 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.

Interests in Securities of the Issuer.

(a) - (b) Between May 4, 2009 and May 29, 2009, the Reporting Persons sold shares of Common Stock decreasing the total number of shares owned by the Reporting Persons to 4,513,732 shares of Common Stock, or approximately 4.99% of the Issuer’s outstanding Common Stock. As of the date hereof, the Reporting Persons beneficially own and have shared power to vote and shared power of disposition over all such shares of Common Stock.

(c) The dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in SCHEDULE A attached hereto. Unless otherwise indicated on SCHEDULE A, all transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) On the date hereof, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 7.

Materials to be Filed as Exhibits.

Exhibit A

Joint Filing Agreement, dated October 27, 2008, by and among each of the Reporting Persons (incorporated by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 27, 2008).

Exhibit B

Power of Attorney, dated December 29, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit B to Schedule 13D filed by the Reporting Persons with respect to the Issuer on October 27, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2009	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: June 1, 2009	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie

SCHEDULE A

Transactions in the Common Stock of Issuer by Reporting Persons in the past 60 days

Purchase/Sale	Date of Transaction	Number of Shares	Average Price per Share

Sale	05/04/2009	109,030	$2.06
Sale	05/05/2009	300,000	$2.16
Sale	05/06/2009	110,000	$2.28
Sale	05/08/2009	125,000	$2.09
Sale	05/11/2009	142,092	$2.17
Sale	05/26/2009	50,000	$1.99
Sale	05/28/2009	126,800	$2.00
Sale	05/29/2009	66,925	$1.98